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                             June 23, 2021

       Johanna Cronin
       Manager of StartEngine Assets LLC
       StartEngine Collectibles Fund I LLC
       9900 Culver Boulevard
       Culver City, CA 90232

                                                        Re: StartEngine
Collectibles Fund I LLC
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed May 26, 2021
                                                            File No. 024-11416

       Dear Ms. Cronin:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 17, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A

       Distribution Rights, page 10

   1. We note your response to comment 6, and your amended disclosure on pages 10 and 56.
                                                        Please further clarify
whether investors have an absolute right to receive the Preferred
                                                        Return for a particular
period. In this regard, we note your disclosure on page 59 that liquidating
distributions to shareholders may include any Preferred Return that accrued with respect to a prior
calendar year but has not yet been distributed.
       Asset Acquisition, page 36

   2. We note your disclosure that "[r]ather than pre-purchasing an underlying asset before the closing of an offering,
our company may also negotiate with asset sellers for the exclusive
 Johanna Cronin
StartEngine Collectibles Fund I LLC
June 23, 2021
Page 2
      right to market an underlying asset to investors for a period of time. The Company plans to achieve this by pre-negotiating a purchase price (or desired amount of liquidity) and entering into an asset purchase agreement or a purchase option agreement with an asset seller for an underlying asset, which would close simultaneously upon the closing of the offering of shares in the series associated with that underlying asset." Please amend your disclosure to clarify the consequences to investors if the purchase agreement does not close upon the closing of the offering, including whether you intend to hold funds in escrow and return them to investors if the asset purchase agreement or purchase option agreement fails to close.
Series Music
Overview of Music Assets, page 38

3. We note your responses to comments 2 and 3. We may have further comments once the
      Series Music Asset is identified.
       You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameJohanna Cronin
                                                           Division of
Corporation Finance
Comapany NameStartEngine Collectibles Fund I LLC
                                                           Office of Trade &
Services
June 23, 2021 Page 2
cc:       Jamie Ostrow
FirstName LastName